Exhibit 3.1

Companies Law (Revised)

Company Limited by Shares

   AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
LEAPING GROUP CO., LTD.

越众集团有限公司

(Adopted by special resolution passed on December 11, 2018)

Companies Law (Revised)

Company Limited by Shares

Memorandum of Association

of

LEAPING GROUP CO., LTD.

越众集团有限公司

(Adopted by special resolution passed on December 11, 2018)

1	The name of the Company is Leaping Group Co., Ltd. 越众集团有限公司

2	The Company's registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company's objects are unrestricted. As provided by section 7(4) of the Companies Law (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Law (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Law (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Law (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Law (Revised).

6	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

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7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member's shares.

8	The share capital of the Company is US $50,000 divided into 50,000,000 ordinary shares of US$0.001 par value each. There is no limit on the number of shares of any class which the Company is authorised to issue. However, subject to the Companies Law (Revised) and the Company's articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

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